

Mailstop 4631

September 28, 2015

Ossen Innovation Co., Ltd.
Feng Ping
Chief Financial Officer
518 Shangcheng Road, Floor 17
Shanghai, 200120, People's Republic of China

> **Re: Ossen Innovation Co., Ltd.**
> **Form 20-F**
> **Filed April 28, 2015**
> **File No. 1-34999**

Dear Mr. Ping:

We have reviewed your September 21, 2014, response to our comment letter and have the following comments. Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 1, 2015.

Form 20-F for the Fiscal Year Ended December 31, 2014

Schedule I, page F-46

1. We note your response to prior comment 5. As we previously indicated, Rules 5-04(c) and 12-04(a) of Regulation S-X require that Schedule I be audited. As such, we reiterate our prior comment that you request your auditor, BDO China Shu Lun Pan, to revise their report to appropriately refer to Schedule I for the years ended December 31, 2014 and 2013 accordingly. Please amend your Form 20-F accordingly.

Item 15. Controls and Procedures, page 81

2. You amended your 2014 Form 20-F to include an audit opinion and Schedule I for the fiscal year ended December 31, 2012. We have also issued an additional comment above regarding the need audit Schedule I for fiscal years 2014 and 2013. As such, please tell us the factors you considered in concluding that your disclosure controls and procedures and internal controls over financial reporting were effective as of December 31, 2014.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence Jeanne Baker, Assistant Chief Accountant, at (202) 551- 3691 or, the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Leland Benton, Staff Attorney, at (202) 551-3791 or, in his absence Craig Slivka, Special Counsel, at (202) 551-3729 with legal related questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief
Office of Manufacturing and
Construction